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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 1 2019
Washington DC

SEC FILE NUMBER
8-67294

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alira Health Transaction Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Grant Street
(No. and Street)

Framingham	MA	01702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter F. Flynn (617) 367-0099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
(Name – *if individual, state last, first, middle name*)

32 Kearney Rd	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alira Health Transaction Services LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

LINDA A. POLI
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 4, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALIRA HEALTH TRANSACTION SERVICES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year ended December 31, 2018

TABLE OF CONTENTS

MORRIS
MORRIS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

February 26, 2019

TO THE DIRCTORS AND EQUITY OWNERS OF
ALIRA HEALTH TRANSACTION SERVICES, LLC
1 Grant Street
Framingham, MA 01702

Opinion on the Financial

We have audited the accompanying statement of financial condition of Alira Health Transaction Services, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that wc plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

AICPA
The CPA. Never Underestimate the Value.SM

Report of Independent Registered Public Accounting Firm
(Continued)

TO THE DIRCTORS AND EQUITY OWNERS OF
ALIRA HEALTH TRANSACTION SERVICES, LLC
February 26, 2019
Page 2

Supplemental Information

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris + Morris, P.C.

Morris &Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2016.
Needham Heights, MA 02494

ALIRA HEALTH TRANSACTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	15,869
Total Assets	$	15,869

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	6,000
Total Liabilities		6,000
Member's equity:		
Member's equity		9,869
Total Liabilities and Member's Equity	$	15,869

See accompanying independent registered public accounting firm's report and notes to financial statements

ALIRA HEALTH TRANSACTION SERVICES LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2018

Revenues:	
Fee income	$ 1,476,839
Total Revenue	1,476,839
Operating expenses:	
Audit fee	6,000
Misc	33
	6,033
Net Income	$ 1,470,806

See Accompanying Independent Registered Public Accounting Firm's Report and Notes to Financial Statements

ALIRA HEALTH TRANSACTION SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2018

		Total
Balance, January 1, 2018	$	9,269
Net income		1,470,806
Member withdrawals		(1,470,206)
Balance, December 31, 2018	$	9,869

See accompanying independent registered public accounting firm's report and notes to financial statements

ALIRA HEALTH TRANSACTION SERVICES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 1,470,806
Changes in operating assets and liabilities:	
Accrued expenses	(200)
Net cash provided by operating activities	1,470,606
Cash flows from financing activities:	
Member net distributions	(1,470,206)
Net cash used for financing activities	(1,470,206)
Net increase in cash during the year	400
Cash, beginning of year	15,469
Cash, end of year	$ 15,869

See Accompanying Independent Registered Public Accounting Firm's Report and Notes to Financial Statements

ALIRA HEALTH TRANSACTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2018

Note 1 **Organization and nature of business**

Alira Health Transaction Services, LLC (the "Company") (formally known as CMC Transaction Services, LLC) was formed in February, 2006 and is a Massachusetts limited liability company, which shall continue in perpetuity unless dissolved in accordance with the operating agreement. The Company acts as an agent for the issuer of corporate securities for private placements per management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC").

Note 2 **Summary of significant accounting policies**

Method of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board ("FASB"), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting.

Revenue recognition

The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

Income taxes

The members of the Company have elected to have the Company taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

Income tax positions

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

ALIRA HEALTH TRANSACTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Year Ended December 31, 2018

Note 2 **Summary of significant accounting policies (continued)**

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Tax returns for the prior three years are subject to examination by taxing authorities.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses and accrued expenses, approximates fair value due to the short-term nature of these assets and liabilities.

Subsequent events
The Company has evaluated subsequent events through February 26, 2019, which is the date the financial statements were available to be issued.

Recent Accounting Pronouncements
In May 2014, FASB issued Accounting Standards Updated ("ASU") 2014-09 - "Revenue from Contracts with Customers" (Topic 606), which required an entity to recognize the amount of revenue that it expects to be entitled, for the transfer of promised goods or services to its customers. The updated standard will replace most existing revenue recognition guidance, in generally accepted accounting principles in the United States of America, when it becomes effective; and, permits the use of either a "full retrospective" or "retrospective with cumulative effect" transition method in the recognition of income. In August 2015, FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year, making it effective for annual reporting periods beginning after December 15, 2018. The Company is currently evaluating the impact of the pending adoption of the new standard on its financial statements and has not yet selected a transition method.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2018 the Company's net capital was $9,869, which was $4,869 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.61 to 1.

Note 4 **Concentrations of credit risk**

Cash

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such Accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 5 **Statement of cash flows**

For the year ended December 31, 2018, the Company did not have any significant non-cash investing or financing activities.

ALIRA HEALTH TRANSACTION SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

Year Ended December 31, 2018

Capital		
Member equity	$	9,869
Net capital	$	9,869
Aggregate indebtedness		
Accrued expenses	$	6,000
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	4,869
Net capital less 120% of minimum dollar net capital required	$	3,869
Ratio of aggregate indebtedness to net capital		0.61 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2018

Net capital, as reported in Company's part II (unaudited) focus report	$	9,869
Net capital per above	$	9,869

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

February 26, 2019

TO THE DIRCTORS AND EQUITY OWNERS OF
ALIRA HEALTH TRANSACTION SERVICES, LLC
1 Grant Street
Framingham, MA 01702

We have reviewed management's statements, included in the accompanying "Exemption Under Rule 15c3-3", in which Alira Health Transaction Services, LLC (the Company) identified the following provisions of 17 C.F.R.§15c3(k)(2)(i) under which the Company claimed an exemption from 17 C.F.R.§ 240.15c3-3: (1) (the "exemption provision") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morris + Morris, P.C.
Certified Public Accountants

Assertions Regarding Exemption Provisions

I, as the Chief Financial Officer of Alira Heath Transaction Services LLC("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2018 to December 31, 2018.

By:

Peter F Flynn, CFO/CCO

February 26, 2019

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

February 26, 2019

TO THE DIRECTORS AND THE EQUITY OWNERS OF
ALIRA HEALTH TRANSACTION SERVICES, LLC
1 Grant Street
Framingham, MA 01702

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Alira Health Transaction Services, LLC(Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's QuickBooks, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

MORRIS
MORRIS, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES
(Continued)

TO THE DIRECTORS AND THE EQUITY OWNERS OF ALIRA HEALTH TRANSACTION SERVICES, LLC
February 26, 2019
Page 2

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Morris + Morris, P.C.
Certified Public Accountants

AICPA
The CPA.
Never Underestimate the Value.℠